---------------------
                                                   |    OMB APPROVAL     |
                                                   |---------------------|
                                                   |OMB NUMBER: 3235-0145|
                    UNITED STATES                  |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION        |      AUGUST 31, 1999|
               Washington, D.C.  20549             |ESTIMATED AVERAGE    |
                                                   |BURDEN HOURS         |
                                                   |PER RESPONSE ...14.90|
                                                   |---------------------|


                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. )*


                         PRICELINE.COM INCORPORATED
 ----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.008 PER SHARE
 ----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                741503 10 6
 ----------------------------------------------------------------------------
                               (CUSIP Number)

                               February 9, 2000
 ----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     (   )  Rule 13d-1(b)

     (   )  Rule 13d-1(c)

     ( X )  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13G

     CUSIP No. 741503 10 6
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Jay S. Walker
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
     -----------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
           NUMBER OF                         49,993,929
            SHARES                 -----------------------------------
         BENEFICIALLY                (6)  SHARED VOTING POWER
           OWNED BY                          0
             EACH                  -----------------------------------
           REPORTING                 (7)  SOLE DISPOSITIVE POWER
            PERSON                           49,993,929
             WITH                  -----------------------------------
                                     (8)  SHARED DISPOSITIVE POWER
                                             0
     -----------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            64,156,933
     -----------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)               (  )
     -----------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            43.8% (1)

     -----------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (See Instructions)

            IN

--------------------------------------------------------------------------

(1) Based upon an aggregate of 146,427,410 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999.




                                SCHEDULE 13G

     CUSIP No. 741503 10 6
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Walker Digital Corporation
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut
     -----------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
           NUMBER OF                         7,279,504
            SHARES                 -----------------------------------
         BENEFICIALLY                (6)  SHARED VOTING POWER
           OWNED BY                          0
             EACH                  -----------------------------------
           REPORTING                 (7)  SOLE DISPOSITIVE POWER
            PERSON                           7,279,504
             WITH                  -----------------------------------
                                     (8)  SHARED DISPOSITIVE POWER
                                             0
     -----------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,279,504
     -----------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)               (  )
     -----------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.0%(1)

     -----------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (See Instructions)

            CO

-------------------------------------------------------------------------

(1) Based upon an aggregate of 146,427,410 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999.



                               SCHEDULE 13G

     CUSIP No. 741503 10 6
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The Jay S. Walker Irrevocable Credit Trust
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut
     -----------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
           NUMBER OF                         5,500,000
            SHARES                 -----------------------------------
         BENEFICIALLY                (6)  SHARED VOTING POWER
           OWNED BY                          0
             EACH                  -----------------------------------
           REPORTING                 (7)  SOLE DISPOSITIVE POWER
            PERSON                           5,500,000
             WITH                  -----------------------------------
                                     (8)  SHARED DISPOSITIVE POWER
                                             0
     -----------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,500,000
     -----------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)               (  )
     -----------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.8%(1)

     -----------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (See Instructions)

            OO

---------------------------------------------------------------------------

 (1) Based upon an aggregate of 146,427,410 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999.



Item 1.

      (a)   Name of Issuer:

            priceline.com Incorporated (the "Company")

      (b)   Address of Issuer's Principal Executive Offices:

            800 Connecticut Avenue
            Norwalk, Connecticut 06854

Item 2.

      (a)   Name of Person Filing:

            See Item 1 of the Cover Pages attached hereto.

      (b)   Address of Principal Business Office:

              Jay S. Walker
              c/o priceline.com Incorporated
              800 Connecticut Avenue
              Norwalk, Connecticut 06854

              Walker Digital Corporation
              Five High Ridge Park
              Stamford, Connecticut 06905

              The Jay S. Walker Irrevocable Credit Trust
              c/o Harry Peden III, Trustee
              100 Field Point Road
              Greenwich, Connecticut 06830

      (c)   Citizenship:

            See Item 4 of the Cover Pages attached hereto.

      (d)   Title of Class of Securities:

            Common Stock, par value $0.008 per share

      (e)   CUSIP Number:

            741503 10 6

Item 3.

      Not applicable.

Item 4.

      (a)   Amount beneficially owned:
            64,156,933 (1)

      (b)   Percent of class:

            43.8% (2)

      (c)   Number of shares as to which such person has:

            (i)     Sole power to vote or to direct the vote:

                        See Item 5 of the Cover Pages attached hereto.

            (ii)    Shared power to vote or to direct the vote:

                        See Item 6 of the Cover Pages attached hereto.

            (iii)   Sole power to dispose or to direct the disposition of:

                        See Item 7 of the Cover Pages attached hereto.

            (iv) Shared power to dispose or to direct the disposition of:

                        See Item 8 of the Cover Pages attached hereto.

-------------------------

 (1) Includes: (1) 49,993,929 shares held by Mr. Walker individually, including an aggregate of 4,342,921 shares as to which Mr. Walker has granted options to certain individuals (2) 7,279,504 shares held by Walker Digital LLC, a Delaware limited liability company controlled by Walker Digital Corporation, of which Mr. Walker is Founder, Chairman and the controlling stockholder, including an aggregate of 302,777 shares as to which Walker Digital Corporation has granted options to certain of its employees and consultants; (3) 5,500,000 shares held by The Jay S. Walker Irrevocable Credit Trust, as to which Mr. Walker disclaims beneficial ownership; and 4) 1,000 shares held by an immediate family member of Mr. Walker, as to which Mr. Walker disclaims beneficial ownership. Also includes vested options to purchase 1,382,500 shares. Excludes 132,500 shares subject to options that are not vested or exercisable within 60 days.

 (2) Based upon an aggregate of 146,427,410 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999.


Item 5.

      Not applicable.

Item 6.

      Not applicable.

Item 7.

      Not applicable.

Item 8.

      Not applicable.

Item 9.

      Not applicable.

Item 10.

      Not applicable.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 9, 2000.


                              JAY S. WALKER


                              By: /s/ Jay S. Walker
                              ------------------------------------
                              Name: Jay S. Walker


                              WALKER DIGITAL CORPORATION


                              By: /s/ Jay S. Walker
                              ------------------------------------
                              Name: Jay S. Walker


                              THE JAY S. WALKER IRREVOCABLE CREDIT
                              TRUST


                              By: /s/ Harry Peden III
                              ------------------------------------
                              Name: Harry Peden III, Trustee